                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. ____)*



                                Chile Fund Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   168834109
        ---------------------------------------------------------------
                                (CUSIP Number)

                                   COPY TO:

Michael Pradko                                         Timothy Diggins, Esq.
Harvard Management Company, Inc.                       Ropes & Gray
600 Atlantic Avenue                                    One International Place
Boston, MA 02210                                       Boston, MA 02110
(617)523-4400                                          (617)951-7389
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 31, 2001
        ---------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

                               Page 1 of 8 Pages
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                                 SCHEDULE 13D
CUSIP No. 168834109                                      Page 2 of 8 Pages
         -----------------                              --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      President and Fellows of Harvard College
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,073,800
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             --
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,073,800
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          --
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,073,800
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13
      30.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      EP
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages
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                                 SCHEDULE 13D
                                 ------------

                                Chile Fund Inc.
                                ---------------


   Item 1.  Security and Issuer.
            -------------------

       This statement relates to the shares of common stock, $0.001 par value (the "Common Stock"), of Chile Fund Inc., a Maryland corporation (the "Fund" or "Issuer"), which has its principal executive offices at One Citicorp Center, 57th Floor, 153 East 53rd Street, New York, NY 10022.

   Item 2.  Identity and Background.
            -----------------------

       This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

       Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

       None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

       Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

   Item 4.  Purpose of Transaction.
            ----------------------

       The acquisition of the securities of the Fund was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of securities of the Fund from time to time.

       This Schedule 13D filing, in lieu of Harvard's normal filing of Schedule 13G, is occasioned solely by the increase in Harvard's ownership as a percentage of the outstanding Common Stock of the Fund to 30.1%. Harvard's ownership as a percentage of the outstanding Common Stock of the Fund may be deemed to have the resulting effect of changing or influencing the control of the Fund, notwithstanding that the securities of the Fund acquired and held by Harvard were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Fund.

       Except as described above, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Harvard reserves the

                               Page 3 of 8 Pages
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   right to make any such plans or proposals in the future or take any other steps to enhance the value of its investment.

   Item 5.  Interest in Securities of the Fund.
            ----------------------------------

       (a), (b) Harvard is the beneficial owner of 4,073,800 shares of Common Stock (approximately 30.1% of the shares of Common Stock based on the most recent filing of the Fund with the SEC).

       Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

       (c) Between October 31, 2001 and December 31, 2001, Harvard bought and sold shares of Common Stock of the Fund in open-market transactions on the New York Stock Exchange. The transaction dates, number of shares bought and sold and prices per share during that period are set forth on Exhibit B hereto.


       (d)  Not applicable.

       (e)  Not applicable.

   Item 6.  Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to the Securities of the Fund.
            --------------------------------------


       Not applicable.


   Item 7.  Material to be Filed as Exhibits.
            --------------------------------


   Exhibit A --   Information concerning the President, Fellows and executive officers of Harvard.

   Exhibit B --   Information concerning Harvard's transactions for the period from October 31, 2001 to December 31, 2001.

                               Page 4 of 8 Pages
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                         Signature
                         ---------


    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2002

PRESIDENT AND FELLOWS OF HARVARD COLLEGE



By: /s/ Michael S. Pradko
   ------------------------------
  Name:   Michael S. Pradko
  Title:  Authorized Signatory

                               Page 5 of 8 Pages
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                                 EXHIBIT INDEX
                                 -------------



                                                            Page Number In
Exhibit                                                      Sequentially
Number          Description                                  Numbered Copy
------          -----------                                  -------------

A               Information Concerning the President,                 7
                Fellows and executive officers of Harvard

B               Information Concerning Harvard's Transactions         8
                for the period of October 31, 2001 to
                December 31, 2001

                               Page 6 of 8 Pages